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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.      )*
                                           -----


                        Aurora Biosciences Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock $.001 Par Value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  051920-10-6
                   -----------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

-----------------------                                  ---------------------
  CUSIP NO. 051920-10-6                 13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Abingworth Bioventures SICAV

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Luxembourg

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,105,262

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,105,262

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,105,262

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      12.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 pages

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Item 1(a).        Name of Issuer:  Aurora Biosciences Corporation
----------        --------------

Item 1(b).        Address of Issuer's Principal Executive Offices:
----------        -----------------------------------------------
                  11010 Torreyana Road, San Diego, CA  92121

Item 2(a).        Name of Person Filing:  Abingworth Bioventures SICAV ("ABS")
----------        ---------------------

Item 2(b).        Address of Principal Business Office or, if None, Residence:
----------        -----------------------------------------------------------
                  The address of the principal business office of ABS is 231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg.

Item 2(c).        Citizenship:  ABS is a corporation organized under the laws
----------        -----------
                  of Luxembourg.

Item 2(d).        Title of Class of Securities:  Common Stock, $.001 par value.
----------        ----------------------------

Item 2(e).        CUSIP Number:  051920-10-6.
----------        ------------

Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or 13d-
-------           --------------------------------------------------------------
                  2(b), check whether the person filing is a:
                  ------------------------------------------

                  (a)   [_]   Broker or Dealer registered under Section 15 of
                              the Securities Exchange Act of 1934 (the "Act").

                  (b)   [_]   Bank as defined in Section 3(a)(6) of the Act.

                  (c)   [_]   Insurance Company as defined in Section 3(a)(19)
                              of the Act.

                  (d)   [_]   Investment Company registered under Section 8 of
                              the Investment Company Act of 1940.

                  (e)   [_]   Investment Adviser registered under Section 203 of
                              the Investment Advisers Act of 1940.

                  (f)   [_]   Employee Benefit Plan, Pension Fund which is
                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the
                              Act.

                  (g)   [_]   Parent Holding Company, in accordance with Rule
                              13d-1(b)(ii)(G) of the Act.

                  (h)   [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H)
                              of the Act.

                  Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).


                               Page 3 of 5 pages

Item 4.           Ownership.
-------           ---------

                  (a) Amount Beneficially Owned: ABS is the record and beneficial owner of 2,105,262 shares of Common Stock as of December 31, 1997.

                  (b) Percent of Class: 12.4%. The foregoing percentage is calculated based on the 17,029,885 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Aurora Biosciences Corporation for the quarter ended September 30, 1997.

                  (c)  Number of shares as to which such person has:

                       (i)     sole power to vote or to direct the vote:
                               2,105,262 shares.

                       (ii)    shared power to vote or to direct the vote:
                               0 shares.

                       (iii) sole power to dispose or to direct the disposition of: 2,105,262 shares.

                       (iv) shared power to dispose or to direct the disposition of: 0 shares.

Item 5.           Ownership of Five Percent or Less of a Class.
-------           --------------------------------------------

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
-------           --------------------------------------------------------
                  Person.
                  ------

                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which
-------           ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent Holding
                  -------------------------------------------------------------
                  Company.
                  -------

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
-------           ---------------------------------------------------------

                  Not applicable

Item 9.           Notice of Dissolution of Group.
-------           ------------------------------

                  Not applicable.

Item 10.          Certification.
--------          --------------

                  Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).


                               Page 4 of 5 pages

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     February 13, 1998


ABINGWORTH BIOVENTURES SICAV

By:  /s/M. Rose DOCK
    ----------------
    Name:  M. Rose DOCK

Title:  Director
        --------

By:  /s/Fernand HEIM
    ----------------
    Name:  Fernand HEIM

Title:  Mandatory
        ---------

                               Page 5 of 5 pages